EXHIBIT 3.1

Peoples Energy Corporation

Consider Amendment to the By-Laws

The Chairman recommended that the By-Laws of the Company be amended to provide for an increase in the number of members constituting the Board of Directors effective May 1, 2002.

The directors then discussed the need for and the benefits which would be derived from increasing the number of directors to ten members.

After discussion, on motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, That, effective May 1, 2002, Section 3.1 of Article III of the By-Laws of the Company be, and hereby is, amended by increasing the number of members constituting the Board of Directors from nine to ten.

Dated as of: April 3, 2002